SECURITIES AND EXCHANGE COMMISSSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-24002

NOTIFICATION OF LATE FILING

(Check One):

[ X ] Form 10-K  [   ] Form 11-K  [   ] Form 20-F  [   ]  Form 10-Q  [   ] Form N-SAR

For the Period Ended:

December 31, 2003

[   ]  Transition Report on Form 10-K

[   ] Transition Report on Form 10-Q

[   ]  Transition Report on Form 20-F

[   ] Transition Report on Form N-SAR

[   ]  Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________________________________

PART I  -  REGISTRANT INFORMATION

CENTRAL VIRGINIA BANKSHARES, INC.

(Full name of registrant)

2036 New Dorset Road, Post Office Box 39, Powhatan, Virginia 23139-0039

(Address of principal executive office)

______________________________________________________________________________________

PART II  -  RULE 12b-25 (b) AND (c)

If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ]Yes     [   ] No

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[ X ] Yes   [   ] No

(c)

The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

[   ] Yes   [ X ] No

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Registrant experienced difficulty in gathering and formatting requisite financial data in order to complete the filing of the Form 10-KSB in a timely fashion.  The foregoing difficulty could not be eliminated by the registrant without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.

PART IV  -  OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Charles F. Catlett, III

      804

           403-2004

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ]  Yes

[   ]  No

(3)

Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes

[X]  No

Central Virginia Bankshares, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL VIRGINIA BANKSHARES, INC.

Date:

March 30, 2004

/s/ Charles F. Catlett, III

Charles F. Catlett, III

Senior Vice President and

Chief Financial Officer